EXHIBIT 5.1

Campbells LLP

Floor 4, Willow House | Cricket Square

Grand Cayman KY1-9010 | Cayman Islands

aclynes@campbellslegal.com

t. +1 345 949 2648 | f. +1 345 949 8613

campbellslegal.com

Our Ref: 14793-19598

Your Ref:

By Email Paranovus Entertainment Technology Ltd.

c/- 250 Park Avenue, 7th Floor

New York, NY 10177

16 June 2026

Dear Sirs,

Paranovus Entertainment Technology Ltd.

We are Cayman Islands counsel for Paranovus Entertainment Technology Ltd, a Cayman Islands exempted company (the “Company”), in connection with the Company's prospectus supplement to the prospectus included in the registration statement on Form F-3 (File No. 333-291788), filed on or about the date of this opinion (the “Supplement”) with the United States Securities and Exchange Commission (the “SEC”) under the United States Securities Act of 1933, as amended (the “Securities Act”), relating to the offering and sale of 50,000,00 Class A Ordinary Shares (“Ordinary Shares”) (or pre-funded warrants (the “Warrants”) to purchase Ordinary Shares in lieu thereof (the Ordinary Shares underlying such Warrants, the “Warrant Shares”), having an aggregate offering price of approximately US$10,000,000, directly to various investors through A.G.P./Alliance Global Partners, at a purchase price of US$0.20 per share, on the terms and conditions set out in the Documents..

In connection with rendering our opinion as set forth below, we have reviewed and examined the following:

1	A copy of the Company’s:

(a)	Certificate of incorporation dated 9 February 2018 (under the Company’s initial name of Happiness Biotech Group Limited) issued by the Cayman Islands Registrar of Companies (“Registrar”);

(b)	Certificate of incorporation on change of name from Happiness Biotech Group Limited to Happiness Development Group Limited issued by the Registrar on 4 November 2021; and

(c)	Certificate of incorporation on change of name from Happiness Development Group Limited to Paranovus Entertainment Technology Ltd. issued by the Registrar of Companies on 20 March 2023.

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2	A copy of the Company’s Seventh Amended and Restated Memorandum and Articles of Association (the “M&A”) Company as adopted by the Company by a special resolution of the shareholders on 28 April 2026.

3	A copy of the written resolutions of the Board of Directors of the Company dated 15 June 2026 (the “Resolutions”).

4	An electronic copy of the Supplement and the exhibits thereto as provided by the Company and to be filed with the SEC on or about the date of this opinion.

5	A copy of:

5.1	the Securities Purchase Agreement by and amongst the Company and the purchaser named therein dated 15 June 2026;

5.2	the financial advisory agreement by and amongst the Company and A.G.P./Alliance Global Partners dated 15 June 2026;

5.3	the prefunded warrant agreement issued by the Company dated 16 June 2026; and

5.4	the lock up agreements by and amongst the Company and the investors named therein dated 15 June 2026,

in each case, adopted by way of the Resolutions.

The Supplement and the exhibits thereto are referred to below as the “Documents”.

The following opinion is given only as to matters of Cayman Islands law and we express no opinion with respect to any matters governed by or construed in accordance with the laws of any jurisdiction other than the Cayman Islands. The following opinion is given only as to, and based on, circumstances and matters of fact existing and known to us on the date of this opinion letter. We have assumed that there is nothing under any law (other than the laws of the Cayman Islands) which would affect or vary the following opinion. Specifically, we have made no independent investigation of the laws of the United States of America and we offer no opinion in relation thereto. We offer no opinion in relation to any representation or warranty given by any party to the Documents save as specifically hereinafter set forth. This opinion is strictly limited to the matters stated in it, does not apply by implication to other matters, and only relates to (1) those circumstances or facts specifically stated herein and (2) the laws of the Cayman Islands, as they respectively exist at the date hereof.

In giving this opinion we have assumed, without independent verification:

(a)

the genuineness of all signatures and seals, the authenticity of all documents submitted to us as originals, the conformity of all copy documents or the forms of documents provided to us to their originals or, as the case may be, to the final form of the originals and that any markings showing revisions or amendments to documents are correct and complete;

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(b)

that the copies produced to us of minutes of meetings and/or of resolutions (including the Resolutions) are true copies and correctly record the proceedings of such meetings and/or the subject matter which they propose to record and that all factual statements therein contained are true and correct and that any meetings referred to in such copies were duly convened and held and that all resolutions set out in such copy minutes or resolutions were duly passed and are in full force and effect and that all factual statements made in such resolutions, and any other certificates and documents on which we have relied are true and correct (and continue to be true and correct);

(c)	that the statutory registers of directors and officers, members, mortgages and charges and the minute book of the Company are true, complete, accurate and up to date;

(d)	the accuracy of all representations, warranties and covenants as to factual matters made by the parties to the Documents; and

(e)

there is no contractual or other prohibition (other than as may arise by virtue of the laws of the Cayman Islands) binding on the Company or on any other party prohibiting it from entering into and performing its obligations;

(f)

the Resolutions were duly passed in the manner prescribed in the M&A (including, without limitation, with respect to the disclosure of interests (if any) by directors of the Company) and have not been amended, varied or revoked in any respect;

(g)	the shareholders of the Company have not restricted the powers of the directors of the Company in any way;

(h)

the matters as described in the Supplement are, or will be, legal, valid, binding and enforceable against all relevant parties in accordance with their terms under the laws of the State of New York and all other relevant laws (other than the laws of the Cayman Islands); and

(i)	the Company has received money or money's worth in consideration for the issue of the Ordinary Shares and none of the Ordinary Shares were issued for less than par value.

Based upon the foregoing and in reliance thereon, it is our opinion that:

(i)

the Company has been duly incorporated as an exempted company with limited liability and is validly existing under the laws of the Cayman Islands, and has full corporate power and legal right to file the Supplement as proposed; and

(ii)

the Ordinary Shares have been duly authorised for issue, and when issued by the Company against payment in full of the consideration as contemplated by the Documents and the applicable agreements made thereunder, and in accordance with the Resolutions and the M&A, such Ordinary Shares will be validly issued, fully paid and non-assessable.

(iii)

The Warrant Shares to be issued pursuant to the Warrants have been duly authorised for issuance, and when (1) issued by the Company upon due exercise of the Warrants in accordance with the terms thereof, the Registration Statement, the provisions of the memorandum and articles of association of the Company then in effect and the Board Resolutions, which shall not be less than the par value per Warrant Share, is paid; and (2) such issuance of Warrant Shares has been duly registered in the Company’s register of members as fully paid shares, will be validly issued, fully paid and non-assessable.

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The foregoing opinion is subject to the following reservations and qualifications:

1

Under Cayman Islands law, the register of members (shareholders) is prima facie evidence of title to shares and this register would not record a third party interest in such shares. However, there are certain limited circumstances where an application may be made to a Cayman Islands court for a determination on whether the register of members reflects the correct legal position. Further, the Cayman Islands court has the power to order that the register of members maintained by a company should be rectified where it considers that the register of members does not reflect the correct legal position. As far as we are aware, such applications are rarely made in the Cayman Islands and there are no circumstances or matters of fact known to us on the date of this opinion letter which would properly form the basis for an application for an order for rectification of the register of members of the Company, but if such an application were made in respect of the Ordinary Shares, then the validity of such shares may be subject to re-examination by a Cayman Islands court.

2

In this opinion letter, the phrase “non-assessable” means, with respect to the issuance of shares, that a shareholder shall not, in respect of the relevant shares and in the absence of a contractual arrangement, or an obligation pursuant to the M&A, to the contrary, have any obligation to make further contributions to the Company’s assets (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

3

We neither express nor imply any opinion as to any representation or warranty given by the Company in the Documents as to its capability (financial or otherwise) to undertake the obligations assumed by it under the Documents.

4

To maintain the Company in good standing under the laws of the Cayman Islands annual fees must be paid and annual returns made to the Registrar of Companies. The annual fees are payable by the Company and will not affect the non-assessable nature of the Class A ordinary shares.

5	The obligations assumed by the Company as described in the Supplement will not necessarily be enforceable in all circumstances in accordance with their terms. In particular:

(a)

enforcement may be limited by bankruptcy, insolvency, liquidation, reorganisation, readjustment of debts or moratorium or other laws of general application relating to, protecting or affecting the rights of creditors;

(b)

enforcement may be limited by general principles of equity. For example, equitable remedies such as specific performance may not be available, inter alia, where damages are considered to be an adequate remedy;

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(c)	some claims may become barred under relevant statutes of limitation or may be or become subject to defences of set off, counterclaim, estoppel and similar defences;

(d)

where obligations are to be performed in a jurisdiction outside the Cayman Islands, they may not be enforceable in the Cayman Islands to the extent that performance would be illegal under the laws of that jurisdiction;

(e)

the courts of the Cayman Islands have jurisdiction to give judgment in the currency of the relevant obligation and statutory rates of interest payable upon judgments will vary according to the currency of the judgment. If the Company becomes insolvent and is made subject to a liquidation proceeding, the courts of the Cayman Islands will require all debts to be proved in a common currency, which is likely to be the "functional currency" of the Company determined in accordance with applicable accounting principles. Currency indemnity provisions have not been tested, so far as we are aware, in the courts of the Cayman Islands;

(f)	arrangements that constitute penalties will not be enforceable;

(g)	enforcement may be prevented by reason of fraud, coercion, duress, undue influence, misrepresentation, public policy or mistake or limited by the doctrine of frustration of contracts;

(h)	provisions imposing confidentiality obligations may be overridden by compulsion of applicable law or the requirements of legal and/or regulatory process;

(i)

the courts of the Cayman Islands may decline to exercise jurisdiction in relation to substantive proceedings brought under or in relation to the Documents or securities other than Ordinary Shares in matters where they determine that such proceedings may be tried in a more appropriate forum;

(j)

we reserve our opinion as to the enforceability of the relevant provisions of the Documents to the extent that they purport to grant exclusive jurisdiction as there may be circumstances in which the courts of the Cayman Islands would accept jurisdiction notwithstanding such provisions; and

(k)

a company cannot, by agreement or in its articles of association, restrict the exercise of a statutory power and there is doubt as to the enforceability of any provision in the Documents whereby the Company covenants to restrict the exercise of powers specifically given to it under the Companies Act (as revised) of the Cayman Islands, including, without limitation, the power to increase its authorised share capital, amend its memorandum and articles of association or present a petition to a Cayman Islands court for an order to wind up the Company.

We hereby consent to the use of this opinion as an exhibit to the Supplement and to the use of our name under the caption “Legal Matters” in the Supplement constituting a part thereof. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under section 7 of the Securities Act or the Rules and Regulations of the SEC thereunder.

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We express no view as to the commercial terms of the Supplement or whether such terms represent the intentions of the parties and make no comment with regard to warranties or representations that may be made by the Company.

Yours faithfully

Campbells LLP

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